UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        Date of Report: November 6, 2002
                                        ----------------




                          CREW DEVELOPMENT CORPORATION
                          ----------------------------
                              (Name of Registrant)

          #400-837 W. Hastings St, Vancouver, British Columbia V6C 3N6
          ------------------------------------------------------------
                    (Address of principal executive offices)




Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                                                Form 20-F xxx Form 40-F
                                                          ---          ---

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                 Yes         No xxx
                                                    --------    ---

                                   ENCLOSURES

               1.   Press Release dated: November 5, 2002

               2.   Material change dated: November 5, 2002

               3.   Press Release dated: November 6, 2002

               4.   Material Change dated: November 6, 2002



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

            Crew Development Corporation.: SEC File No. 12b=#1-11816
            ---------------------------------------------------------
                                  (Registrant)




  Date: November 6, 2002:              By:  Rupi Khanuja
                                            ----------------------------------
                                            Rupi Khanuja, Corporate Controller

                                  FORM 53-901F


                          Material Change Report Under:
             Section 85(1) of the Securities Act (British Columbia)
                 Section 75(2) of the Securities Act (Ontario).


ITEM 1.  REPORTING ISSUER

                  Crew Development Corporation
                  400 - 837 West Hastings Street
                  Vancouver, BC V6C 3N6


ITEM 2.  November 6, 2002


ITEM 3.  PRESS RELEASE / PUBLICATION / FILING

A press release providing notice of the material change was issued on November 6, 2002, to the Toronto Stock Exchange and through various approved public media.


ITEM 4.  SUMMARY OF MATERIAL CHANGE

Memorandum of Understanding signed regarding the processing of ore from Nalunaq


ITEM 5.  FULL DESCRIPTION OF MATERIAL CHANGE


Crew Development Corporation (Crew) is pleased to announce that based on testing of samples submitted and metallurgical reports a Memorandum of Understanding with Richmont Mines Inc. (Richmont) has been signed for the treatment of high-grade ore shipped from Crew's Nalunaq Gold Mine in southern Greenland, which is conditional to the signature of a formal custom milling agreement. The processing will take place at Richmont's Nugget Pond Mill facility in Newfoundland.

Crew is, together with Nuna Minerals, in the final stages of planning the commencement of production at Nalunaq Gold Mine. Relevant authorities are currently reviewing the feasibility and the environmental impact studies, and a mining permit is pending. Nalunaq has an existing stockpile, including this year's summer program, containing approx 28,000 oz of gold. Mine construction is expected to start in the first half of 2003. The average annual production is projected to be 90.000 oz at a cash operating cost of US$168 per oz.

The Memorandum of Understanding outlines the general terms and conditions for a custom milling agreement between Crew and Richmont where ore from Nalunaq will be processed in batches of 10,000 dry tonnes minimum, at a fixed unit cost per dry tonne for Crew.

Crew will provide and have ownership of a modular gravity circuit to be integrated at the front end of the processing circuit, as well as delivering the ore to an ore pad at the mill site. Independent consultants Strathcona Minerals will represent Crew in all matters related to tonnage, grade control and gold inventory.

After the processing of the stockpile, Crew will the option to use excess capacity at the Nugget Pond Mill for the period of 2004 to 2007. Crew has experienced a very effective and professional negotiation with Richmont Mines is looking forward to the future cooperation.

ITEM 6.  RELIANCE ON SECTION 85(2) OF THE ACT

Not applicable.


ITEM 7.  OMITTED INFORMATION

Not applicable.


ITEM 8.  SENIOR OFFICER

Contact: Jan A. Vestrum
Telephone: (604) 683-7585.


ITEM 9.  STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to in this report.



DATED at the City of Vancouver, in the Province of British Columbia, this 6th day of November, 2002


Per:  Jan A. Vestrum, President & CEO

                                [OBJECT OMITTED]

                                      CREW
                            DEVELOPMENT CORPORATION


November 6, 2002

TRADING SYMBOL:            TORONTO & OSLO: CRU
                           FRANKFURT: KNC, OTC-BB-other: CRWVF


                                  NEWS RELEASE

Memorandum of Understanding signed regarding the processing of ore from Nalunaq
-------------------------------------------------------------------------------

Crew Development Corporation (Crew) is pleased to announce that based on testing of samples submitted and metallurgical reports a Memorandum of Understanding with Richmont Mines Inc. (Richmont) has been signed for the treatment of high-grade ore shipped from Crew's Nalunaq Gold Mine in southern Greenland, which is conditional to the signature of a formal custom milling agreement. The processing will take place at Richmont's Nugget Pond Mill facility in Newfoundland.

Crew is, together with Nuna Minerals, in the final stages of planning the commencement of production at Nalunaq Gold Mine. Relevant authorities are currently reviewing the feasibility and the environmental impact studies, and a mining permit is pending. Nalunaq has an existing stockpile, including this year's summer program, containing approx 28,000 oz of gold. Mine construction is expected to start in the first half of 2003. The average annual production is projected to be 90.000 oz at a cash operating cost of US$168 per oz.

The Memorandum of Understanding outlines the general terms and conditions for a custom milling agreement between Crew and Richmont where ore from Nalunaq will be processed in batches of 10,000 dry tonnes minimum, at a fixed unit cost per dry tonne for Crew.

Crew will provide and have ownership of a modular gravity circuit to be integrated at the front end of the processing circuit, as well as delivering the ore to an ore pad at the mill site. Independent consultants Strathcona Minerals will represent Crew in all matters related to tonnage, grade control and gold inventory.

After the processing of the stockpile, Crew will the option to use excess capacity at the Nugget Pond Mill for the period of 2004 to 2007. Crew has experienced a very effective and professional negotiation with Richmont Mines is looking forward to the future cooperation.




                                "Jan A. Vestrum"
                                ----------------
                                President and CEO

--------------------------------------------------------------------------------


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    Vancouver Office, (604) 683 7585 or US/Canada Toll Free: 1-866-818-2211,
email: ir@crewdev.com or the Oslo Office at +47 67 59 2424, email crew@crew.no.
       --------------                                             -------------
                  Visit our website at http://www.crewdev.com.
                                       -----------------------